UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number 001-40405

JIUZI HOLDINGS INC.

(Registrant’s name)

No.168 Qianjiang Nongchang Gengwen Road, 15th Floor

Economic and Technological Development Zone

Xiaoshan District, Hangzhou City

Zhejiang Province 310000

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Resignation of Directors

On April 21, 2023, Mr. Richard Chen notified Jiuzi Holdings Inc. (the “Company”) of his intent to resign as a board member of the Company, effective April 21, 2023. Mr. Chen confirmed that his resignation is not due to any disagreement with the Company on any matter relating to its operations, policies or practices.

On April 21, 2023, Mr. Junjun Ge notified the Company of his intent to resign as a board member of the Company, effective April 21, 2023. Mr. Ge confirmed that his resignation is not due to any disagreement with the Company on any matter relating to its operations, policies or practices.

Appointment of Directors

On April 21, 2023, the Board of Directors approved resolutions approving Mr. Yi Zhu and Mr. Zhenhao Qiu as directors of the Board, effective as of April 21, 2023, immediately following the resignation of the two individuals.

Mr. Yi Zhu, 36 years old, has served as a Consultant of Yueyang Municipal Commission of Industry and Information Technology SME Service Platform since 2016. Prior to that, Mr. Zhu served as a professional manager at Hunan Zhihai Investment Consulting Co., Ltd. from 2012 until 2014. From 2011 to 2012, Mr. Zhu served as Project Manager at Changsha Yubang Software Development Co., Ltd. From 2010 to 2011, Mr. Zhu served as a paralegal in a Chinese law firm, Hunan Yubang Law Firm (“Hunan Yubang”). Mr. Zhu earned a bachelor’s degree in Marketing from the Central South University of Forestry & Technology in China.

Pursuant to a director offer letter, dated April 21, 2023, by and between the Company and Mr. Zhu (the “Offer Letter”), Mr. Zhu will serve as an independent director of the board of the Company for a term of three years. He will receive a salary of 3,000 RMB (approximately $435.60) per month. The company will also reimburse any out-of-pocket expenses incurred by Mr. Zhu in connection with his services provided in such capacity.

There is no arrangement or understanding with any person pursuant to which Mr. Zhu was appointed as director of the board of the Company. There are no family relationships between Mr. Zhu and any director or executive officer of the Company.

Mr. Zhenhao Qiu, 40 years old, has served as General Manager of Sales of Puzhi City Investment & Operation (Shenzhen) Co. (“Puzhi”) since November 2022. At Puzhi, Mr. Qiu formulates development and sales strategies, annual plans and budgets for investment operations. Mr. Qiu also analyzes market and competitors and develops sales performance assessment indicators and reports. Prior to Puzhi, Mr. Qiu served as Deputy Sales Manager of Shenzhen Jinwo Technology Co. (“Shenzhen Jinwo”) between February 2022 and October 2022. At Shenzhen Jinwo, Mr. Qiu ensured that the sales performance would meet the target expectations. In addition to this, Mr. Qiu maintained good cooperative relationships with relevant departments and government agencies. From April 2016 to January 2022, Mr. Qiu served as Deputy General Manager of Shenzhen Jinheng Construction Engineering Co. As Deputy General Manager, Mr. Qiu assisted the general manager with leading the overall operation and management of the company. Mr. Qiu supervised and guided the work of the company’s projects and ensured the smooth progress of said projects. Mr. Qiu also managed the company’s work teams and promoted the company’s business development. Mr. Qiu earned a bachelor’s degree in Business Administration and a master’s degree in Software Engineering from the Central South University in China.

Pursuant to a director offer letter, dated April 21, 2023, by and between the Company and Mr. Qiu (the “Offer Letter”), Mr. Qiu will serve as an independent director of the board of the Company for a term of three years. He will receive a salary of 3,000 RMB (approximately $435.60) per month. The company will also reimburse any out-of-pocket expenses incurred by Mr. Qiu in connection with his services provided in such capacity.

There is no arrangement or understanding with any person pursuant to which Mr. Qiu was appointed as director of the board of the Company. There are no family relationships between Mr. Qiu and any director or executive officer of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Registrant) JIUZI HOLDINGS INC.

Date:	April 21, 2023

By:	/s/ Tao Li
Name:	Tao Li
Title:	Chief Executive Officer

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